FOR IMMEDIATE RELEASE	TSX:SLW
January 21, 2014	NYSE:SLW

SILVER WHEATON TO RELEASE 2013 FOURTH QUARTER
AND FULL YEAR RESULTS ON MARCH 20, 2014

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2013 full year results on Thursday, March 20, 2014, after market close.

A conference call will be held Friday, March 21, 2014, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:                                                                           888-231-8191
Dial from outside Canada or the US:                                                                           647-427-7450
Pass code:                                                                                                                       36114259
Live audio webcast:                                                                                                        www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until April 4th, 2014 at 11:59 am ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:                                                                           855-859-2056
Dial from outside Canada or the US:                                                                           416-849-0833
Pass code:                                                                                                                        36114259
Archived audio webcast:                                                                                               www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com